      As filed with the Securities and Exchange Commission on June 20, 2003

                                File No. 70-10108

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------

                                   Form U-1/A
                         Post-Effective Amendment No. 2
                                       to
                           Application or Declaration
                                    under the
                   Public Utility Holding Company Act of 1935

                      ------------------------------------

                        American Transmission Company LLC
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188

                  (Names of companies filing this statement and
                   addresses of principal executive offices)

                      ------------------------------------

                           Alliant Energy Corporation

                 (Name of top registered holding company parent)

                      ------------------------------------

                       Walter T. Woelfle, Vice President,
                               Legal and Secretary
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                       Walter T. Woelfle, Vice President,
                               Legal and Secretary
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188


                               Joanne C. Rutkowski
                               Baker Botts L.L.P.
                                   The Warner
                          1299 Pennsylvania Ave., N.W.
                            Washington, DC 20004-2400

                  American Transmission Company LLC ("ATC LLC"), a Wisconsin limited liability company, and ATC Management Inc. ("ATCMI"), a Wisconsin corporation (together, the "Applicants" or "ATC") hereby request the Securities and Exchange Commission ("Commission") to issue a supplemental order to clarify the authority granted in American Transmission Company, LLC, Holding Co. Act Release No. 27678 (May 15, 2003) (the "Order"). Specifically, ATC asks the Commission to clarify that the aggregate amount of Member Interests and Class A and Class B Shares outstanding at any one time during the Authorization Period will not exceed $393 million plus the value at that time of the Member Interests and Class A and Class B Shares outstanding as of the date of the Order, all terms as defined herein. To that end, ATC amends and restates its application-declaration as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

A.       Background

         1.       Generally

                  In 1999, the State of Wisconsin enacted legislation ("Transco Legislation") that facilitated the formation of ATC as a for-profit transmission company. The legislation obligates ATC to construct, operate, maintain and expand its transmission facilities to provide adequate, reliable transmission services under an open-access transmission tariff. Among other things, the key benefits of ATC include the elimination of rate "pancaking" among ATC members' transmission systems; one-stop shopping for transmission and wholesale distribution service over multiple transmission systems; the reduction of operational barriers within the ATC service area; and the transfer of ownership of the transmission assets from vertically integrated utilities that will further functional unbundling.

                  On January 2001, the subsidiaries of four investor-owned public-utility holding companies with service areas in Wisconsin and adjacent areas in Illinois and Michigan transferred ownership and operation of their transmission assets to ATC in exchange for an ownership interest therein:
Wisconsin Power and Light Company ("WPL") and South Beloit Water, Gas and Electric Company ("South Beloit"),(1) Wisconsin Electric Power Company and Edison Sault Electric Company,(2) Madison Gas and Electric Company,(3) and Wisconsin Public


----------
     (1) Alliant Energy Corp., Holding Co. Act Release No. 27331 (Dec. 29, 2000) ("December Order"). WPL and South Beloit (which are both subsidiary companies of Alliant Energy Corp.) are together treated as a single member ("WPL/South Beloit").

     (2) Wisconsin Energy Corp., Holding Co. Act Release No. 27329 (Dec. 28,
2000). Wisconsin Electric Power Company and Edison Sault Electric Company (which are both subsidiaries of Wisconsin Energy Corp., dba We Energies ("We Energies"), an exempt holding company) are together treated as a single member.

     (3) Madison Gas and Electric Co., Holding Co. Act Release No. 27326 (Dec. 28, 2000). As a result of the acquisition, Madison Gas and Electric Company is both a public-utility company and an exempt holding company.

Service Corp.(4) Wisconsin Public Power Inc., a Wisconsin municipal electric company, contributed cash in exchange for an equity interest in ATC LLC proportional to WPPI's load ratio share in Wisconsin.(5) These entities together are referred to as the "Initial Members."

                  On June 2001, eighteen more contributors, including twelve municipal utilities, four cooperatives, one public power entity and one investor-owned utility invested transmission assets and/or cash in ATC LLC. Two new members joined ATC LLC and ATCMI on December 31, 2002. They are the Michigan entities: Alger Delta Cooperative Electric Association and The Ontonagon County Rural Electrification Association. These members are referred to collectively as the "Additional Members."

                  Effective February 1, 2002, ATC transferred operational control of its facilities to the Midwest Independent Transmission System Operator, Inc. ("MISO").

         2.       Structure and Governance of ATC

                  ATC LLC is organized under the Wisconsin Limited Liability Company Act, Ch. 183 of the Wisconsin Statutes, as a limited liability company. Its sole purpose is to plan, construct, operate, maintain and expand transmission facilities, to provide adequate and reliable transmission services and to support effective competition in energy markets. As found in the December Order, ATC LLC is an electric utility company within the meaning of the Act.

                  A Wisconsin limited liability may elect to be "member-managed" or "manager-managed" and ATC LLC has elected to be managed by ATCMI, a Wisconsin corporation organized under Ch. 180 of the Wisconsin statutes.(6) ATCMI is responsible for managing and controlling the business of ATC LLC. As stated in the December Order, ATCMI is both a holding company and an electric utility company for purposes of the Act.(7)

                  ATCMI has two classes of stock, consisting of Class A and Class B Shares ("Class A Shares" and "Class B Shares" respectively). The Class A Shares are currently nonvoting, except to the extent required by Wisconsin law.
(8) Class B shareholders are currently


----------
     (4) WPS Resources Corporation, Holding Co. Act Release No. 27330 (Dec. 28,
2000). Wisconsin Electric Power Company is a subsidiary of WPS Resources Corporation ("WPS Resources"), an exempt holding company.

     (5) Wisconsin Public Power Inc., which is a municipal corporation, is exempt from all provisions of the Act pursuant to Section 2(c) thereof.

     (6) ATCMI is structured as a corporation, rather than a limited liability company, to facilitate access to the public markets, including a contemplated initial public offering ("IPO") of ATCMI.

     (7) ATCMI claims exemption pursuant to Rule 2 under Section 3(a)(1) of the Act.

     (8) At the time of the IPO, the Class A shareholders will have the right to elect a majority of the Board of Directors of ATCMI. Thereafter, the Class A shareholders will also have the right to approve by majority vote: (i) any amendment to the articles of incorporation, and (ii) any merger, consolidation or sale of all or substantially all of the assets of ATCMI.

entitled to approve by majority vote: (i) any amendment to the articles of incorporation, and (ii) any merger, consolidation or sale of all or substantially all of the assets of ATCMI.(9)

                  ATCMI is governed by its Board of Directors, which are elected by the Class B shareholders. The ATCMI Board is comprised of four independent directors and five directors (each of whom is appointed by a Class B shareholder) and the Chief Executive Officer of the company. Thus, each of the Initial Members is currently entitled to appoint one director to the Board of ATCMI and to vote as well in the election of the independent directors. The Board decisions include, but are not limited to: (i) establishing the distribution pay-out rate for ATC LLC; (ii) establishing the budget for ATC LLC;
(ii) hiring and firing officers and establishing their compensation; (iv) admitting new members to ATC LLC; (v) after January 1, 2004, undertaking an IPO of ATCMI; (vi) approving for submission to shareholders, proposals to amend the articles of incorporation of ATCMI or for the merger, consolidation or sale of all or substantially all of the assets of ATCMI; and (vii) the approval of changes to the by-laws of ATCMI.

                  The Initial Members contributed cash and/or transmission assets to ATC LLC and they or their associate companies received in exchange Member Interests in ATC proportional to their contributions. They or their associate companies also purchased a proportionate amount of Class A Shares in ATCMI and one Class B voting Share each of ATCMI.

                  The Additional Members contributed cash and/or transmission assets to ATC LLC and received in exchange Member Interests in ATC proportional to their contributions. They also purchased a proportionate amount of an additional Class A Shares in ATCMI.

                  The interests of the Initial Members and the Additional Members (together, "Members") are set forth in the chart below:

------------------------------- ---------------------------- ---------------------------- ----------------------------
                                       Member
                                       Interests in          Class A Shares in            Class B Shares in
                                       ATC LLC (%)           ATCMI (%)                    ATCMI
------------------------------- ---------------------------- ---------------------------- ----------------------------
WPL/SOUTH BELOIT                26.43                        26.48                        1
------------------------------- ---------------------------- ---------------------------- ----------------------------
WISCONSIN ELECTRIC/EDISON       42.46                        42.62                        1
SAULT
------------------------------- ---------------------------- ---------------------------- ----------------------------
MADISON GAS                     5.58                         5.59                         1
------------------------------- ---------------------------- ---------------------------- ----------------------------
WISCONSIN PUBLIC SERVICE        11.75                        11.65                        1
------------------------------- ---------------------------- ---------------------------- ----------------------------
WISCONSIN PUBLIC POWER          5.48                         5.49                         1
------------------------------- ---------------------------- ---------------------------- ----------------------------

----------
     (9) All Class B Shares will convert into Class A Shares on the earlier of
(i) the ownership of ATCMI of more than 50% of the ATC LLC interests or (ii) the tenth anniversary of the commencement of operations of ATC LLC, unless ATCMI's Board of Directors elects to override the conversion. In addition, Class A Shares will become voting shares upon the conversion of Class B Shares to Class A Shares or after ATCMI commences an IPO.

------------------------------- ---------------------------- ---------------------------- ----------------------------
ADAMS-COLUMBIA ELECTRIC
COOPERATIVE                     .54                          .54                          n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------
CITY OF ALGOMA                  .03                          .03                          n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------
BADGER POWER MARKETING          .18                          .17                          n/a
AUTHORITY
------------------------------- ---------------------------- ---------------------------- ----------------------------
CENTRAL WISCONSIN ELECTRIC      .12                          .12                          n/a
COOPERATIVE
------------------------------- ---------------------------- ---------------------------- ----------------------------
CLOVERLAND ELECTRIC             .82                          .82                          n/a
COOPERATIVE
------------------------------- ---------------------------- ---------------------------- ----------------------------
CITY OF KAUKAUNA                .15                          .15                          n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------
MANITOWOC PUBLIC UTILITIES      .73                          .63                          n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------
MARSHFIELD ELECTRIC AND WATER   .50                          .50                          n/a
DEPT.
------------------------------- ---------------------------- ---------------------------- ----------------------------
CITY OF MENASHA                 .39                          .39                          n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------
CITY OF OCONTO FALLS            .04                          .04                          n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------
CITY OF PLYMOUTH                .27                          .27                          n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------
CITY OF REEDSBURG               .16                          .15                          n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------
ROCK COUNTY ELECTRIC            .10                          .11                          n/a
COOPERATIVE
------------------------------- ---------------------------- ---------------------------- ----------------------------
CITY OF SHEBOYGAN FALLS         .04                          .04                          n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------
CITY OF STURGEON BAY            .17                          .17                          n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------
CITY OF SUN PRAIRIE             .46                          .46                          n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------
UPPER PENINSULA POWER COMPANY   3.10                         3.11                         n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------
CITY OF WISCONSIN RAPIDS        .33                          .33                          n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------
ALGER DELTA COOPERATIVE         .09                          .09                          n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------
ONTONAGON COUNTY                .04                          .04                          n/a
------------------------------- ---------------------------- ---------------------------- ----------------------------

         3.       Status under the 1935 Act

                  As set forth in the chart above, each of the Initial Members owns one of five, or 20%, of the Class B voting shares of ATCMI, which is a holding company for ATC LLC. Thus, ATCMI and ATC LLC are subsidiary companies of: (i) WPL/South Beloit and their parent company Alliant Energy Corporation ("Alliant"), (ii) Wisconsin Electric Power Company and Edison Sault Electric Company and their parent We Energies, (iii) Madison Gas and Electric Company,
(iv) Wisconsin Public Service Corp. and (v) Wisconsin Public Power Inc., a Wisconsin municipal electric company.

                  With the exception of Alliant, each of the holding companies for the Initial Members is either an exempt holding company or, in the case of Wisconsin Public Power Inc., otherwise exempt from all provisions of the Act. ATC LLC and ATCMI are, however, subject to regulation under the Act as subsidiaries of Alliant, which is a registered holding company.

         4.       Financing Authority

                  In the December Order, the Commission authorized various financing transactions through June 30, 2004 ("Authorization Period") as follows: (1) short-term debt financing by ATC LLC in the form of, among other things, borrowings under a revolving credit agreement, issuance of commercial paper or other forms of short-term financing, (2) long-term debt financing by ATC LLC in the form of debentures or other forms of long-term debt financing,
(3) equity financing in the form of common or preferred stock of ATCMI, and (4) related interest rate hedging transactions.

                  The Commission authorized ATC LLC to incur short-term debt under a credit agreement between Transco and Bank One, N.A., as agent ("Credit Facility") and through the sale of commercial paper in an amount not to exceed $125 million at any one time outstanding during the Authorization Period. The Commission also authorized ATC LLC to incur long-term debt consisting of debentures, bank borrowing and other forms of long-term financing. Under the December Order, the total amount of short-term and long-term debt outstanding will not exceed $400 million at any one time outstanding during the Authorization period, the maturity of short-term debt will not exceed one year and the maturity of long- term debt will not exceed fifty years.

                  Any short-term or long-term debt security or credit facility will have such designation, aggregate principal amount, interest rate(s) or methods of determining the same, terms of payment of interest, collateral, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as ATC LLC and ATCMI may determine at the time of issuance. In no event, however, will the effective cost of money on short-term debt exceed 300 basis points over the London Interbank Offered Rate for maturities of one year or less in effect at the time. The interest rate on long-term debt will not exceed 500 basis points over the yield-to-maturity of a U.S. Treasury security having a remaining term approximately equal to the average life of such debt.

                  The Commission further authorized ATCMI to issue additional Class A Shares to new members of ATC LLC but reserved jurisdiction over the request for ATCMI to issue voting common equity securities in connection with the contemplated IPO. The Commission also authorized ATCMI to issue nonvoting preferred securities, provided that: (i) the aggregate issuance price of common equity and preferred securities issued by ATCMI will not exceed $500 million, and (ii) the dividend rate on any series of preferred securities issued by ATCMI will not exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of that series of preferred securities at the time of issuance. Such preferred securities may have mandatory redemption dates.

                  Under the December Order, ATCMI may issue its Class A Shares to Member Utilities seeking to exchange their respective Transco Member Interests for Class A Shares. It is contemplated that, after the IPO, ATC LLC will issue additional Member Interests to ATCMI in exchange for the proceeds from that IPO. As noted above, the Commission reserved jurisdiction over the issuance by ATCMI of any voting equity securities in connection with the IPO.

                  The Commission authorized ATC LLC to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges will only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch, or Duff and Phelps. Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions will be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

                  The Commission also authorized ATC LLC to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges will only be entered into with Approved Counterparties, and will be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

                  Applicants stated that they will comply with existing and future financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions, and that these hedging transactions will qualify for hedge accounting treatment under generally accepted accounting principles.

                  Thereafter, by order dated March 14, 2001 (HCAR No. 24893), the Commission authorized Applicants to engage in the transactions set forth in
Section 3.10 of the Operating Agreement of American Transmission Company LLC. Specifically, the Commission authorized Applicants to use the proceeds from the issuance of the securities authorized in the December Order to redeem Member Interests from certain Members as described in Section 3.10 of the Operating Agreement, and authorized two public-utility subsidiary companies of Alliant to sell the interests in ATC LLC that ATC LLC was seeking to acquire. The redemption was designed to reduce the amount of ATC LLC's equity capitalization and to bring ATC LLC's common equity ratio to approximately fifty percent, which is more congruent with industry standards than its then-current 100% ratio.

B.       Current Request

                  The Applicants seek to expand their existing financing authority as described below. The requested financing authority will supplant that granted in the December Order as it concerns the issuance of debt securities, equity interests, preferred securities and guarantees.

                  Under the December Order, ATC was authorized to issue long-term and short-term debt in an aggregate amount not to exceed $400 million at any one time outstanding during the Authorization Period, provided that short-term debt not exceed $125 million at any one time outstanding during the Authorization Period. As of December 30, 2002, ATC LLC had approximately $350 million outstanding long-term debt, and $0 outstanding short-term debt. Applicants seek authority for ATC LLC to issue debt securities in an aggregate amount not to exceed $710 million at any one time outstanding during the Authorization Period, provided that the aggregate amount of short-term debt issued pursuant to the requested authority will not exceed $200 million at any one time outstanding during the Authorization Period.

                   Under the December Order, ATCMI was authorized to issue additional Class A Shares to new members of ATC LLC and to issue nonvoting preferred securities in an aggregate amount not to exceed $500 million at any one time outstanding during the Authorization Period. As of December 30, 2002, Applicants had approximately $393 million total equity, represented by Member Interests and Class A and Class B Shares. Applicants had no outstanding preferred securities. ATC LLC seeks authorization to issue Member Interests and ATCMI seeks authority to issue equity interests and preferred securities in an aggregate amount of $500 million at any one time outstanding during the Authorization Period, provided that the aggregate amount of Member Interests and Class A and Class B Shares outstanding at any one time during the Authorization Period will not exceed $393 million plus the value at that time of the Member Interests and Class A and Class B Shares outstanding as of the date of the Order.

                  Finally, Applicants request authority to provide guarantees and other credit support as described herein in an aggregate amount not to exceed $125 million outstanding at any one time during the Authorization Period.

                  All requested authorization is subject to the following terms and conditions: (i) the maturity of short-term debt will not exceed one year and the maturity of long- term debt will not exceed fifty years; (ii) any short-term or long-term debt security or credit facility will have such designation, aggregate principal amount, interest rate(s) or methods of determining the same, terms of payment of interest, collateral, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as ATC LLC and ATCMI might determine at the time of issuance, provided that, in no event, however, will the effective cost of money on short-term debt exceed 300 basis points over the London Interbank Offered Rate for maturities of one year or less in effect at the time; (iii) the interest rate on long-term debt will not exceed 500 basis points over the yield-to-maturity of a U.S. Treasury security having a remaining term approximately equal to the average life of such debt; and (v) the underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities under this Application will not exceed 7% of the principal or total amount of the securities being issued.

                  Applicants represent that at all times during the Authorization Period, ATCMI and ATC LLC will each maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term and short-term debt). Applicants further represent that, other than Class A and Class B Shares and Member Interests, no security may be issued in reliance upon this Order, unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding rated securities of the issuer are rated investment grade; and (iii) all outstanding rated securities of ATCMI are rated investment grade. For purposes of this condition, a security will be considered rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the 1934 Act. Applicants request that the Commission reserve jurisdiction over the issuance by ATCMI or ATC LLC of any securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

         1.       Debt Securities

                  Short Term Debt. Such short-term debt will be unsecured and may include institutional borrowings, commercial paper and privately-placed notes. ATC LLC may sell commercial paper or privately placed notes ("commercial paper") from time to time, in established domestic or European commercial paper markets. Such commercial paper may be sold at a discount or bear interest at a rate per annum prevailing at the date of issuance for commercial paper of a similarly situated company. ATC LLC may, without counting against the limit on financing set forth above, maintain back up lines of credit in connection with one or more commercial paper programs in an aggregate amount not to exceed the amount of authorized commercial paper. Credit lines may also be set up for use by ATC LLC for general corporate purposes. Such credit lines, which will be counted against the financing limit, may be utilized to obtain letters of credit or may be borrowed against, from time to time, as it is deemed appropriate or necessary.

                  Long-Term Debt. Long-term debt securities may include notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders directly or indirectly. Long-term debt may be secured or unsecured.(10) Long-term debt may be convertible or exchangeable into forms of equity or indebtedness, or into other securities or assets.(11) Specific terms of any borrowings will be determined by ATCMI at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in above.

         2.       Equity Interests


----------
     (10) Debt may be secured by the assets of ATC LLC.

     (11) The Applicants ask the Commission to reserve jurisdiction over the issuance of convertible securities except as described in footnote 14 herein.

                  In the event Applicants determine to seek capital through equity or to acquire new facilities in exchange for equity interests, ATC LLC seeks authorization to issue Member Interests and ATCMI seeks authority to issue Class A and B Shares in an aggregate amount at any one time outstanding during the Authorization Period of $393 million plus the value at that time of any Member Interests and Class A and B Shares outstanding at the time of the Order.(12)

                  Member Interests may be issued in the form of member interests, preferred member interests or convertible member interests.(13)

                  ATC LLC would issue Member Interests in exchange for cash or the transfer of transmission facilities to ATC LLC by current or future members. The entities transferring transmission assets and their transferring asset values have not yet been determined. In order to maintain its 50/50 debt to equity ratio; ATC LLC would reimburse the contributors for 50% of the net book value of the transmission assets contributed. In addition, ATCMI will issue to each


----------
     (12) As of December 31, 2002, the value of outstanding Class A & B Shares was $103,560. Also at that date, there were 28,127,075 outstanding Member Interests. At that time a Member Unit was valued at $10.77. The total value of Member Interests was $302,811,729. The value of a Member Unit is based on the amount of the initial contribution and any undistributed earnings and so will vary from time to time.

The Commission in the December Order reserved jurisdiction over the issuance of equity securities by ATC LLC or ATCMI in connection with an initial public offering of ATC (the "IPO"). Applicants have not sought and are not seeking a release of that reservation of jurisdiction in this filing. Any voting equity securities will be issued in transactions not involving any public offering for purposes of the Securities Act of 1933.

     (13) It is contemplated that from time to time ATC may require an additional equity infusion. In such situations, ATC could reduce the amount of distributions to Members. Each Member's equity would be increased by the amount of such undistributed earnings on a pro rata basis. In the alternative, there could be a capital call for Members to make additional cash contributions on a pro rata basis. If a Member opts not to make an additional contribution, any other Member could make the requested contribution. Members do not, however, have the obligation to make additional contributions. Another possibility, therefore, would be for ATC to issue preferred securities that are convertible into Member Interests and/or Class A Shares and/or Class B Shares. Such convertible preferred securities could be issued and sold to Members or third parties. The securities would have a stated par value and dividend rate and would be convertible into Member Interests and/or Class A and/or Class B Shares based on a predetermined ratio or formula. The conversion rights and terms and conditions for exercise of those rights would be set forth at the time of purchase. As noted above, the Commission in the December Order reserved jurisdiction over the issuance of equity securities by ATC LLC or ATCMI in connection with an IPO of ATC. Applicants have not sought and are not seeking a release of that reservation of jurisdiction in this filing.

Prospective purchasers will be advised that issues may arise under the 1935 Act if, upon conversion of the preferred securities, they are deemed to own voting securities of ATC LLC and/or ATCMI.

new member of ATC LLC Class A Shares in an amount that is proportional to that member's interest in the ATC LLC, with a par value of $0.01 per share and a sales price of $10 per share.

                  Additionally, it is anticipated that ATC LLC will issue Member Interests and ATCMI will issue Class A Shares to Wisconsin Public Service Corporation or its affiliate in exchange for that company's contribution of 50% of the ongoing cash requirements of the Arrowhead to Weston Transmission Line Project (the "Project").(14) Current cost estimates are approximately $400 million over the 2002-2004 period.

         Preferred Stock

                  The Commission previously authorized ATCMI to issue nonvoting preferred stock. ATCMI seeks to modify that authority to permit the issuance of authorized preferred stock or other types of preferred securities (including convertible preferred securities). The proceeds of preferred securities would provide an important source of future financing for the operations. It is contemplated that preferred stock or other types of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by ATCMI's board of directors, or a pricing committee or other committee of the board performing similar functions. Preferred securities may be redeemable or may be perpetual in duration. Dividends or distributions on preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow Applicants to defer dividend payments for specified periods. Preferred securities may be convertible into forms of equity or indebtedness, or into other securities or assets.(15)

                  Preferred securities may be sold directly through underwriters or dealers in any manner. The dividend rate on any series of preferred securities issued by ATCMI would not exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of that series of preferred securities at the time of issuance.

         Guarantees

                  Applicants may determine that they can best achieve their financial objectives by guarantying or assuming certain obligations of its affiliates or member companies. Accordingly, Applicants request authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of their


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     (14) Arrowhead-Weston is a 220-mile transmission line connecting Duluth,
Minnesota, with Wausau, Wisconsin. The line is needed to accommodate electric load growth in northern Wisconsin and to improve reliability of the electric transmission system in the region. According to a study issued in 2002 by the US Department of Energy, Wisconsin's transmission system has one of the most congested interfaces in the country. The acquisition of utility assets is subject to approval by the Public Service Commission of Wisconsin and so exempt from Section 9(a)(1) pursuant to Section 9(b)(1) of the 1935 Act.

     (15) The Applicants ask the Commission to reserve jurisdiction over the issuance of any convertible preferred security except as described in footnote 14.

affiliates or members in the ordinary course of Applicants' business, in an amount not to exceed $125 million outstanding at any one time during the Authorization Period.

                  These would be issued on an exception basis, not as an ongoing, fluid part of ATC's financing strategy. For example, guarantees might be given in connection with generation or distribution interconnections to bolster third-party financing of equipment that ATC would ultimately own under the terms of an executed interconnection agreement. Guarantees might also be given to distribution customers for purchase and installation of equipment that attaches to the distribution system but enhances operation of the transmission grid. ATC would not make any upstream guarantees to Alliant or its subsidiary companies.

                  Certain of the guarantees referred to above may be in support of obligations that are not capable of exact quantification. In such cases, Applicants will determine the exposure under such guarantee by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. As appropriate, such estimates will be made in accordance with generally accepted accounting principles and/or sound financial practices.

C.       Rule 24 Reports

                  Applicants undertake to file Rule 24 certificates of notification within 60 days after the end of the first three calendar quarters and within 90 days after the end of the last calendar quarter in which transactions occur. The Rule 24 certificates will contain the following information as of the end of the applicable quarter:

                  (i) The sales of any equity securities by ATC LLC or ATCMI and the purchase price per share or Member Unit;

                  (ii) The amount and terms of any long-term debt issued by ATC LLC during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date;

                  (iii) A description of any utility assets acquired during the quarter and the consideration for each;

                  (iv) Balance sheets and income statements prepared in accordance with generally accepted accounting principles for ATC as of the end of each of the quarter for the first three calendar quarters; and

                  (v) Audited financial statements with notes as of the end of the calendar year; and

                  (vi) In the Rule 24 Certificate filed for the last calendar quarter, a report listing by expense category the amount of operational, managerial and administrative services provided by ATCMI to ATC LLC during the calendar year.

Applicants also undertake to file a Form U-13E-1 in respect of any jurisdictional service, sales or construction contracts with Alliant or its subsidiary companies.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

                  Approximately $25,000 in fees, commissions and expenses have been incurred in connection with the proposed transaction.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         Generally

                  The applicable statutory provisions include Sections 6(a), 7 and 12(b).

         Rule 54 Analysis

                  The transactions proposed herein are also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and
(c) of Rule 53 are satisfied.

                  Alliant currently does not meet all of the conditions of Rule 53(a). As of December 31, 2002, Alliant's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $565.8 million, or approximately 73.68% of Alliant's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2002. Although this amount exceeds the 50% "safe harbor" limitation contained in Rule 53(a), the Commission authorized Alliant in an order dated October 3, 2001 (Holding Co. Act Release No. 27448) to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of Alliant's average "consolidated retained earnings."

                  Even if the Commission takes into account the capitalization of and earnings from EWGs and FUCOs in which Alliant has an interest, there would be no basis for withholding approval of the proposed transaction. The proposed financing transactions are based on the credit of ATC, without regard or recourse to upstream Alliant entities.

         It is ATC's understanding that, with regard to capitalization, Alliant has experienced a modest decline in consolidated common stock equity since September 30, 2001, the end of the quarterly period immediately preceding the issuance of the October 3, 2001 order, due primarily to the impact of currency translation losses in Brazil.(16) Alliant states that these


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     (16) At December 31, 2002, Alliant's consolidated capitalization consisted of 36.5% common equity, 4.1% preferred stock, 52.4% long-term debt, and 7.1% short-term debt (including current maturities of long-term debt), versus 36.3% common equity, 2.6% preferred stock, 51.2% long-term debt (including variable rate demand bonds classified as current), and 9.9% short-term debt (including current maturities of long-term debt) at September 30, 2001 (the end of the quarter immediately preceding the October 3, 2001 order).

non-cash losses essentially reflect a reduction of the U.S. dollar value of Alliant's investment in FUCOs in Brazil caused by the reduction in value of Brazilian currency in relation to the U.S. dollar. The losses are recorded in "Accumulated other comprehensive loss" on Alliant's consolidated balance sheet and reduce common equity. Nevertheless, it is Alliant's position that its consolidated capitalization ratios remain within acceptable industry ranges.

                  Moreover, ATC understands that Alliant's board of directors recently approved five strategic actions that are likely to strengthen its balance sheet in 2003 and thereby maintain its strong credit profile. These include the sale of certain non-regulated businesses (including Alliant's FUCO investments in Australia); halving the targeted dividend on common stock from $2.00 per share to $1.00 per share; reducing anticipated capital expenditures in 2002 and 2003 (including no new investments in Brazil or in other international operations through 2003); the issuance of approximately $200 -- 300 million of new common stock in 2003, depending on market conditions at the time, the proceeds of which would be used primarily to make investments in its domestic public utility subsidiaries; and implementation of other cost control measures.(17) These measures are designed to reduce debt levels by approximately $800 million to $1 billion over the next 12 months.

                  To summarize, it is ATC's understanding that, since the issuance of the October 3, 2001 order, Alliant has experienced a modest increase in its level of losses from its portfolio of FUCOs.(18) As described in the Application/Declaration in File No. 70-9891, Alliant's share of losses associated with its portfolio of FUCOs in fiscal year 2000 (the last fiscal year prior to issuance of the October 3, 2001 order) totaled approximately $17.7 million, after interest expense, taxes and currency transaction losses. In fiscal year 2001, Alliant's share of losses totaled approximately $25.3 million.(19) Alliant's losses on its Brazil investments have been unexpectedly large in 2002, resulting primarily from the impact of a decline in currency translation rates, as well as from charges related to recovery of the impacts of electricity rationing in Brazil and other prior costs. Alliant is projecting improved results on its Brazil investments in 2003 and later years as electricity sales return to more typical levels following the drought-related rationing program that was lifted earlier this year.

                  ATC understands that Alliant satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53: With reference to Rule 53(a)(2), Alliant maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Alliant's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Alliant directly or indirectly holds an interest. With reference to Rule 53(a)(4), Alliant will continue to provide a


----------
     (17) See Alliant's Current Report on Form 8-K, filed November 22, 2002, in File No. 1-9894, for a more complete explanation of the five strategic actions.

     (18) Alliant's only EWG investment is in a subsidiary that is engaged in preliminary development activities. It does not have any material assets.

     (19) Source: Alliant's Annual Report on Form U5S for the year ended December 31, 2001 (Alliant's share only).

copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. In addition, none of the adverse conditions specified in Rule 53(b) exists.(20)


ITEM 4.  REGULATORY APPROVAL

                  No other regulatory approval is required for the transactions for which authority is sought in this filing.

ITEM 5.  PROCEDURE

                  The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter and that an order be issued as quickly as possible. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

                  Exhibit No.                        Description of Exhibit
                      F-2                            Opinion of Counsel of Walter T. Woelfle

                      F-3                            "Past Tense" Opinion of Counsel (to be filed by amendment)

                      H-1                            Proposed Form of Notice

                      H-2                            Proposed Form of Supplemental Order

                  Financial Statement
                      FS-1                           Financial information and projections for ATC
                                                     (confidential treatment requested)


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

                      The proposed financing transactions do not involve a "major federal action" or "significantly affect[] the quality of the human environment" as those terms are used in Section


----------
     (20) With regard to Rule 53(b)(3), operating losses on Alliant's investments in EWGs and FUCOs were less than 5% of consolidated retained earnings in 2001, and, remained below the 5% threshold in the fiscal year to end December 31, 2002.

102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

ITEM 8.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: June 20, 2003

                                           AMERICAN TRANSMISSION COMPANY LLC
                                           By:  ATC Management Inc., Its Manager

                                           By:  /s/ Walter T. Woelfle

                                                Name:  Walter T. Woelfle
                                                Title: Vice President, Legal
                                                       and Secretary

                                           ATC MANAGEMENT INC.
                                           By:  /s/ Walter T. Woelfle

                                                Name: Walter T. Woelfle
                                                Title: Vice President, Legal
                                                       and Secretary